EX-99.77C VOTES

77C: Submission of matters to a vote of security holders

Alternative Strategies Mutual Fund

A Special Meeting of Shareholders of the Alternative Strategies Mutual Fund (the “Ascentia Fund”) was held June 22, 2011 at the offices of U.S. Bancorp Fund Services, LLC, 615 East Michigan Avenue, Milwaukee, Wisconsin, pursuant to notice given to all shareholders of record of the Ascentia Fund at the close of business on May 10, 2011.  At the Special Meeting, shareholders were asked to approve the Agreement and Plan of Reorganization, providing for: (i) the acquisition of all of the assets and the assumption of all of the liabilities of the Fund, in exchange for shares of beneficial interest of the Acquiring Fund (the “reorganization”); and (ii) the subsequent liquidation of the Ascentia Fund.

The tabulation of the shareholder votes rendered the following results:

Votes For	Votes Against	Abstained
1,435,847	480	0